Exhibit 23.1

Consent of Independent Accountants

We hereby consent to the incorporation by reference in this Registration Statement on Form S-3 dated October 29, 2007 of our audit report dated March 6, 2007 relating to the consolidated balance sheets of Abitibi-Consolidated Inc. (the “Company”) as at December 31, 2006 and 2005, the consolidated statements of earnings, deficit and cash flows for each of the years in the three-year period ended December 31, 2006, the management’s assessment on the effectiveness of internal control over financial reporting and the effectiveness of the Company’s internal control over financial reporting as of December 31, 2006 which appears in Abitibi-Consolidated Inc.’s Annual Report on Form 40-F/A for the year ended December 31, 2006. We also consent to the reference to us under the heading “Experts” in such Registration Statement.

(Signed) PricewaterhouseCoopers LLP

October 29, 2007

Montréal, Canada